September 21, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Birdie Win Corp

Form S-1

Filed August 27, 2021

File No. 333-259112

To the men and women of the SEC:

Acceleration Request:

We, Birdie Win Corp (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above captioned Registration Statement effective at the requested date of September 23, 2021 at 4 PM Eastern Standard Time or as soon as practicable thereafter.

In connection with this request, the Company acknowledges that:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: September 21, 2021

/s/Chee Yong Yee

Chee Yong Yee

Chief Executive Officer

Director (Principal Executive Officer)